June 3, 2013

Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700 tel (214) 746-7777 fax	K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 tel (214) 939-5849 fax	Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600 tel (650) 463-2600 fax

Via EDGAR Transmission and Hand Delivery

Ms. Susan Block Attorney-Advisor United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	AMR Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed May 20, 2013

File No. 333-187933

Dear Ms. Block:

On behalf of our clients, AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways Group” and, together with AMR, the “parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to AMR in a letter dated May 24, 2013 (the “May 24 Letter”) regarding AMR’s Amendment No. 1 to the registration statement on Form S-4 (as amended, the “Registration Statement”) (File No. 333-187933).

AMR is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments in the May 24 Letter. Enclosed with this letter are five copies of Amendment No. 2 marked to show changes from the Registration Statement as filed on May 20, 2013.

Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

Set forth below in bold are the Staff’s comments from the May 24 Letter. Immediately below each of the Staff’s comments is AMR’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the May 24 Letter and includes the caption used in the May 24 Letter.

General

1.	You disclose that you provide flights to the Caribbean and the Middle East. Cuba, located in the Caribbean, and Syria and Sudan, countries that can be understood to be included in references to the Middle East, are designated by the State Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form S-4 does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, whether through subsidiaries, affiliates, alliance partners or other direct or indirect arrangements. In this regard, we note that Havana Airport’s website lists terminals for American Airlines and American Eagle Flights; and 2013 and 2011 news articles report that you have been flying to Cuba for two decades, and that ABC Charters provides licensed flights to Holguin and Havana, Cuba on American Airlines’ planes. We note also that American Airlines’ website provides a chart of regions to determine the number of miles needed for redemption of AAdvantage awards, and the chart includes Syria and Sudan under the Middle East and Africa. In addition, we note news articles reporting that oneworld alliance partner Qatar Airways flies to Aleppo, Syria and Khartoum, Sudan.

Your response should describe any services, products or technology you have provided to or received from Cuba, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments, including overflight payments.

In response to the Staff’s comment, AMR notes the following:

Neither American nor American Eagle (for purposes of AMR’s responses to comments nos. 1 and 2, collectively, “American”) operates any scheduled passenger or cargo flights to or from Cuba, Sudan, or Syria (the “Three Countries”). As discussed below, American operates passenger charter service licensed by the U.S. Government between the U.S. and Cuba. American has no offices, facilities, equipment, ground services, sales agents, or employees in any of the Three Countries. Further, except with regard to overflight arrangements with Cuba discussed below, American has no agreements, commercial arrangements or other contacts with the governments of any of the Three Countries, or with entities controlled by those governments, and neither provides to, nor receives from, any of the Three Countries any services, products or technology. American’s contacts with the Three Countries are limited, and its revenues from those contacts are de minimis. AMR has a corporate policy to comply with U.S. economic sanctions laws.

U.S. law prohibits persons subject to the jurisdiction of the U.S. (“U.S. Persons”) from traveling to Cuba, unless (a) authorized by a specific license issued by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or (b) pursuant to the terms of a general license set forth in OFAC’s Cuban Assets Control Regulations (“CACR”).1 U.S. law also prohibits U.S. Persons from providing travel or passenger charter services to Cuba unless these persons are specifically licensed by OFAC.

[1]	31 C.F.R. Part 515.

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

U.S. law does not prohibit U.S. persons from traveling to and from Sudan or Syria.2 OFAC regulations generally restrict the exportation and importation of services to and from Sudan, and transactions with designated nationals of Syria, but the regulations contain an exemption for travel as well as for arrangement and facilitation of travel to and from these countries.3 Accordingly, U.S. air carriers are not prohibited from selling tickets for travel to or from Sudan or Syria on flights operated by other carriers.

Passenger Charter Operations to Cuba

American does not codeshare with any of its partners into Cuba, nor has it codeshared into Cuba at any time. Four of American’s codeshare partners currently operate to Cuba: Air Berlin (oneworld® alliance member), Iberia (oneworld® alliance member), Lan Peru (oneworld® alliance member) and Westjet. American does not permit accrual and redemption of AAdvantage miles to/from Cuba.

Any company subject to U.S. law that wishes to provide transportation services between the United States and Cuba must be specifically licensed as a Charter Service Provider (“CSP”).” CSPs must obtain authorization from OFAC before engaging with Travel Service Providers (“TSPs”) to operate charter services involving Cuba. The licensed TSPs contract with CSPs to operate flights to Cuba. Travelers to Cuba do not book flights directly with the CSP; rather, bookings for travel are made with the TSP.

American and American Eagle are licensed CSPs and operate a Cuba charter program working with licensed TSPs. The role of American is limited to the operation of aircraft and the provision of crew, and it is paid a flat fee per flight for these services under the agreements with the TSPs. Neither American nor American Eagle offers tickets for sale to passengers. All administrative and operational expenses related to this charter program are paid by the respective TSP. Cuba charter flights are not displayed for sale on any reservations system or internet booking service. Passenger payments for travel to Cuba under the Cuba charter program are collected in the United States (point-of-sale) and on a round trip basis (e.g., Miami-Havana-Miami) by the TSP. Since 2010, the TSPs for which American has provided these services are ABC Charters, Airline Brokers, Cuba Travel Service, Marazul, and XAEL Charters.

American operates weekly charter flight services for the U.S. Government from Fort Lauderdale/Hollywood International Airport to the U.S. Naval Station Guantanamo Bay in Cuba. However, these flights are considered U.S. to U.S. charter flights and not flights to Cuba.

[2]	OFAC’s Terrorism List Governments Sanctions Regulations do not prohibit travel to countries that have been designated as state sponsors of terrorism. 31 C.F.R. Part 596. In addition, the country-specific sanctions regulations that OFAC published pursuant to the International Emergency Economic Powers Act (“IEEPA”) do not restrict travel to Sudan or Syria. See 31 C.F.R. Parts 538, and 542.
[3]	Id. §§ 538.211(d), and 542.206(c).

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

Overflight Payments to Cuba

American has a license from the U.S. Department of Treasury (License No. C-14532, issued April 29, 1992) to make overflight payments directly to the government of Cuba. This license has no expiration date. Effective December 3, 2012, specific licenses for overflight payments to the government of Cuba are no longer required (77 Fed. Reg. 71530, December 3, 2012). American pays Cuba approximately $1 million monthly to overfly Cuban territory.

Codeshare Agreements to Sudan and Syria

American is a party to codeshare agreements with 24 foreign air carriers. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of American’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation (“DOT”).

U.S. carriers can be authorized by DOT to codeshare on third-country partner operations to Sudan. American has no current plans to codeshare to Sudan even though American’s codeshare partners, Etihad Airways, Gulf Air, Royal Jordanian, and Qatar Airways, operate to Sudan.

The United States does not have an Air Transport Agreement with Syria that provides for codeshare rights. Consequently, U.S. carriers are not allowed to codeshare to Syria.

AAdvantage Award Travel to Sudan and Syria

Under current U.S. law, frequent flyer accrual and redemption are permitted for itineraries involving Sudan and Syria. American has facilitated this activity with Etihad Airways, Gulf Air, Royal Jordanian, and Qatar Airways for operations to/from Sudan.

At this time, accrual of AAdvantage miles on Qatar Airways is possible only on codeshare flights booked under the American code. In July 2013, American and Qatar Airways plan to implement a fully reciprocal frequent flyer relationship, and thereafter accrual and redemption of AAdvantage miles will be permitted on all Qatar Airways flights. Qatar Airways is expected to join the oneworld® alliance in the last quarter of 2013.

Additional Information

The award chart that appears on AA.com details the opportunities for AAdvantage members to redeem mileage. The oneworld® and other partner award chart includes a list of zone definitions that defines which countries belong to a specified zone, with the following footnote: “If no participating carrier offers direct service between origin and destination zones, certain awards may be unavailable or multiple awards may be required.”

American does not overfly the territories of Sudan or Syria, and does not have any relationships, formal or informal, with aviation officials or other governmental officials in either country.

2.	Please discuss the materiality of your contacts with Cuba, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

In response to the Staff’s comment, AMR notes the following:

AMR’s contacts with Cuba, Syria and Sudan are quite limited. We do not believe such contacts pose a material investment risk, either quantitatively or qualitatively, to AMR’s investors. AMR’s total consolidated revenues were $6.1 billion in the first quarter of 2013, $24.9 billion in fiscal 2012, $24 billion in fiscal 2011, and $22.2 billion in fiscal 2010. Since 1992, American has operated passenger charter service to Cuba through OFAC licensed TSPs, as discussed more fully in the response to comment 1 above. American does not operate any service to Syria or Sudan. AMR has no assets in or liabilities arising from any of the Three Countries. The revenue received by AMR involving the Three Countries is de minimis, as shown from the chart below. AMR believes such revenues would be viewed as immaterial by investors in light of AMR’s total consolidated revenues.

Approximate consolidated revenues of AMR related to the Three Countries are set forth below.

	2010	2011	2012	1Q 2013

Cuba	$6,842,250	$9,980,450	$13,484,610	$3,524,440

Sudan	$0	$0	$0	$0

Syria	$0	$0	$0	$0

To the knowledge of AMR’s chief financial officer, general counsel, corporate secretary, and director of investor relations, AMR has not received any comments or questions from investors or securities analysts regarding its very minimal contracts with any of the Three Countries. Likewise, AMR does not believe its contacts with the Three Countries will cause it to be a target of groups with disinvestment or similar initiatives. As a result, AMR believes its limited contacts with the Three Countries do not constitute a factor that a reasonable investor would deem important in making an investment decision.

Summary and General Information, page 22

Questions and Answers About the Merger and the US Airways Group 2013 Annual Meeting of Stockholders, page 22

3.	We note your revised disclosure in response to our prior comment 8 on page 23 that future issuances of AAG’s common stock that are not related to the merger will be dilutive to all holders of AAG. Please revise to clarify whether you currently have plans regarding such issuances of AAG’s common stock in the near future.

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 2 and 13 of Amendment No. 2 have been revised.

Who will manage AAG after the Merger, page 24

4.	We note your response to our prior comment 11 and reissue in part. Please revise to clarify here, if true, that the vote on the adoption of the Merger Agreement may occur prior to the identification of the additional members of the board of directors and executive officers of AAG. We also note in your response that you indicate additional members of the board of directors may be identified and you will revise your proxy statement/prospectus accordingly. Please provide consents for any person that is named as a prospective director in the registration statement. For example, please provide a consent for Douglas Parker. Refer to Rule 438 of the Securities Act.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 4-5, 15-16, 114 and 147-148 of Amendment No. 2 have been revised.

Consents for any person that is named as a prospective director in the Registration Statement will be provided and, in response to the Staff’s comment, a consent for W. Douglas Parker will be filed as an exhibit to the Registration Statement prior to effectiveness.

Proposal 1: The Merger, page 82

The Merger, page 83

Trading Value Analysis, page 100

5.	We note your response to our prior comment 36. Please include here the explanation you provided to us in the last two sentences of the response, regarding how the approximation of the trading value of AMR was derived.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 94 of Amendment No. 2 has been revised.

Regulatory Approvals Required for the Merger, page 106

6.	We note your response to our prior comment 41 and reissue in part. Please revise to disclose the status of the required approvals from the DOT and FAA. Please tell us the anticipated timing of receiving the required regulatory approvals as it relates to the anticipated timing of effectiveness of the registration statement.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 19 and 103 of Amendment No. 2 have been revised. Receipt of required regulatory approvals from the DOT and FAA is not currently anticipated prior to effectiveness of the Registration Statement. In addition, the disclosure has been further expanded to indicate that the parties do not presently expect any FAA approval to be required prior to the Merger.

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, page 149

Footnote (d), page 160

7.	We note your response to prior comment 51. Please revise to disclose the information provided in the table.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 168 of Amendment No. 2 has been revised.

Footnote (n), page 161

8.	We note your responses to prior comments 54 and 55. Please revise to disclose the fair value of the travel and marketing components as a percentage of total dollar value of miles sold to affinity partners.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 169 of Amendment No. 2 has been revised.

AMR’s Compensation Discussion and Analysis, page 226

9.	Please provide the disclosure and table specified by Item 402(t) of Regulation S-K for AMR or advise. Refer to Item 402(t)(1) of Regulation S-K.

In response to the Staff’s comment, the disclosure and table specified by Item 402(t) of Regulation S-K have been provided on pages 270 and 271 of Amendment No. 2.

Exhibit 8.1

10.	Please have counsel revise paragraph (1) on page 514 of the marked copy you provided to us to clarify that the opinion addresses all material federal tax consequences.

In response to the Staff’s comment, the form of Opinion of Latham & Watkins LLP filed as Exhibit 8.1 to the Registration Statement has been revised.

11.	Please remove assumption 6, regarding assuming that there will be no change in the U.S. federal income tax law from the date through Effective Time.

As discussed with the Staff by telephone on May 29, 2013, the assumption that there will be no change in the U.S. federal income tax law from the date of the Opinion of Latham & Watkins LLP (the “US Airways Group Tax Opinion”) through the Effective Time is intended to address changes in law following the effectiveness of the Registration Statement but before the time of the Merger (which is referred to as the Effective Time). The US Airways Group Tax Opinion will be issued and effective at the time of the effectiveness of the Registration Statement. Accordingly, no change has been made to the US Airways Group Tax Opinion in response to comment no. 11.

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

12.	Please have counsel remove the second sentence in the last paragraph as such limitation on reliance is inappropriate.

In response to the Staff’s comment, the form of Opinion of Latham & Watkins LLP filed as Exhibit 8.1 to the Registration Statement has been revised.

Exhibit 8.2

13.	Please have counsel remove (3) in the third paragraph as it is inappropriate to limit reliance in this way. Investors should be able to rely on the opinion as of the time of effectiveness.

As discussed with the Staff by telephone on May 29, 2013, the assumption that there will be no change in applicable U.S. federal income tax law from the date of the Opinion of Weil, Gotshal & Manges LLP (the “AMR Tax Opinion”) through the Effective Time is intended to address changes in law following the effectiveness of the Registration Statement but before the time of the Merger (which is referred to as the Effective Time). The AMR Tax Opinion will be issued and effective at the time of the effectiveness of the Registration Statement. Accordingly, no change has been made to the AMR Tax Opinion in response to comment no. 13.

Exhibit 99.2

Form of Proxy Card

14.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

In response to the Staff’s comment, the form of Proxy Card of US Airways Group filed as Exhibit 99.2 to the Registration Statement has been revised.

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Ms. Susan Block

U. S. Securities and Exchange Commission

June 3, 2013

Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 showing changes to the Registration Statement as filed on May 20, 2013 will be physically delivered to each member of the Staff referenced in the May 24 Letter.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Mary (214-939-4906) or Tony (650-463-2643) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, mary.korby@klgates.com or tony.richmond@lw.com).

Sincerely,

/s/ Thomas A. Roberts
Thomas A. Roberts

/s/ Mary R. Korby
Mary R. Korby

/s/ Anthony J. Richmond
Anthony J. Richmond

Cc:	Sonia Bednarowski
U.S. Securities and Exchange Commission

Aamira Chaudhry
U.S. Securities and Exchange Commission

Lyn Shenk
U.S. Securities and Exchange Commission

Gary F. Kennedy
Senior Vice President, General Counsel and Chief Compliance Officer
AMR Corporation

Stephen L. Johnson
Executive Vice President – Corporate and Government Affairs
US Airways Group, Inc.

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